SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

# EARNINGS RELEASE
# 3RD QTR2017

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM

2017 THIRD QUARTER RESULTS

HIGHLIGHTS

Customer base profile transformation

•

+935 thousand postpaid customers, penetration of 28% over total base;

•

4G users totaled 24.8 million lines, increase of 81.6% YoY and 42% of penetration over total base;

•

ARPU grew 11.4% (YoY), seventh consecutive quarter of increase.

Largest and best 4G coverage

•

4G coverage has expanded to 2,401 cities, reaching 86% of the urban population;

•

Better LTE coverage with 1.8GHz refarming, more spectrum for 4G (from 10MHz to 15MHz);

•

Improving indoor coverage with 4G at 700MHz, 301 cities operating at this frequency;

•

First Latin American operator to offer VoLTE, improving the user experience.

TIM LIVE in full expansion: growing with quality

•

Customer Base reached approx. 376 thousand users, +25.6% YoY;

•

Best quality of broadband service, recognized by Netflix – 33 times leading the ISP ranking in the last 36 months;

•

Net Revenues accelerated its growth to +54.1% YoY.

Revenues and EBITDA with solid performances

•

Mobile Services Net Revenues accelerated growth to +5.8% YoY;

•

Client Generated Net Revenues grew 8.0% YoY, with Bundle Revenues representing more than 60%;

•

Normalized1 costs and expenses under strict control, down 1.5% YoY;

•

Best Normalized1 EBITDA for a Q3 in TIM’s history, accelerating growth to +17.2% YoY;

•

Normalized1 EBITDA Margin expanded for the 16th consecutive quarter, reaching 37.4%;

•

Significant OFCF improvement, +R$1.1 billion 9M17 vs. 9M16;

•

Net Income grew 51.6% YoY, R$279 million;

•

Distribution of R$ 190 million in IOE.

Conference Call in Portuguese:	Conference Call in English:
November 08th, 2017, at: 09:30 a.m. Brasília Time 06:30 a.m. USA (NY) +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 888 700-0802 (USA) +1 786 924-6977 (other countries) Code: TIM	November 08th, 2017, at: 11:00 a.m. Brasília time 08:00 a.m. USA (NY) +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 888 700-0802 (USA) +1 786 924-6977 (other countries) Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Net Revenues grew 4.7% in 3Q17, totaling R$ 4,083 million, and in 9M17 reached R$ 11,977 million growing 3.5% YoY. Mobile Service Revenues increased 5.8% YoY in this quarter and continues to be positively affected by the result of "Client Generated Revenues" which grew 8.0% YoY. Data & Content Revenues continue to be a highlight compensating negative impacts from voice services deterioration, interconnection rate cut (VU-M) and a macroeconomic scenario still in recovery process. In 3Q17, Fixed Service Revenues grew 7.0% YoY accumulating a growth of 4.2% YoY in 9M17.

Detailing of Net Revenues and Other Highlights:

In 3Q17, Service Revenues grew 5.9% YoY and in 9M17 it was up by 4.8% YoY. Mobile Service Revenues (MSR) continues to be one of the highlights growing 5.8% YoY in this quarter and 4.8% YoY in 9M17.

In 3Q17, Client Generated Revenues (CGR), which are composed of revenues from Local Voice, Long Distance Voice, and Data & Content, posted an 8.0% YoY growth. This result is mainly driven by revenues from recurring offer bundles, that increased about 50% YoY. Year-to-date, CGR grew 6.7% YoY.

Local Voice Revenues decreased 25.4% YoY, affected by the continuous migration of voice to data and will probably keep this trajectory as TIM introduces more data services and content in bundled offers (voice+data). Long Distance Voice Revenues recorded a 26.7% YoY decline in 3Q17, with similar dynamics as local voice revenues.

This quarter, Minutes of Use (MOU) totaled 111 minutes, a 4.6% YoY reduction, driven by changes in consumption profile of users who are using more data than voice.

In 3Q17, Data Revenues & Content increased 40.5% YoY and already represents 60.8% of MSR, confirming the company's position to offer more combined bundles (voice+data) and content incorporated to these offers. Data & Content Revenues generated on bundles of recurring offers more than doubled when compared to last year.

BOU (bytes of use), in august, increased 88%, when compared to last year, following data allowances expansion and TIM's efforts to migrate customers to 4G and increase smartphone penetration.

Interconnection Revenues decreased 22.9% YoY in 3Q17. Incoming traffic growth was not enough to offset the impacts of the decrease of the Mobile Termination Rate (MTR). Therefore, the incidence of MTR on Service Revenues reached 4.0%. Excluding MTR cuts impacts, Mobile Service Revenues would have grown 9.6% reaching R$ 3,838 million.

Other Mobile Revenues posted an increase of 8.5% YoY. Year-to-date, this line grew 29.1% YoY.

Mobile ARPU (Average Revenues Per User) continues in its growth trajectory reaching R$ 20.5, an increase of 11.4% YoY. This ARPU expansion is mainly explained by the improvement in the base mix (more postpaid), but also by the individual growth of each segment. Prepaid ARPU has been growing for seven quarters while postpaid ARPU has been expanding for four quarters.

In 3Q17, Fixed Service Revenues increased 7.0% YoY explained by the good performance of TIM Live revenues, which grew 54.1% YoY, showing that every quarter TIM Live contributes more to the growth of fixed service revenues (TIM Live revenues represented ~40% of total Fixed versus ~25% in 3Q16). In 9M17, Fixed Service grew 4.2% YoY.

Product Revenues decreased 15.3% YoY in the quarter, slowing down when compared to previous quarters’ variations. This dynamic is explained by a drop in sales volume for prepaid customers and by the reduction in average price of handsets (-11.4%), caused by the entry of products in the portfolio with lower prices, but having more functionalities. Smartphone penetration at the end of September reached 77.4% (vs. 71.6% in 3Q16). In the first nine months of 2017, Product Revenues decreased 17.0% YoY.

COSTS AND OPERATING EXPENSES

Total normalized costs and expenses remain under strict control, showing a decrease of 1.5% versus 3Q16, despite the continued growth in the postpaid base and network expansion. Year-to-date, costs continued to perform well, with a reduction of 1.4% YoY and a 90% completion of the savings target established for the 2017 Efficiency Plan.

Normalized Costs and Expenses performance breakdown:

“Normalized” Personnel increased 4.1% YoY, excluding the effects of call centers restructuring in the same quarter of the last year. This performance was impacted by (i) salary and benefits base adjusted by previous year inflation, (ii) lower provision for employee’s bonuses in 2016 and (iii) higher labor contingency provisions. In 9M17, however, the personnel line decreased 3.2% compared to 9M16 driven by the reduction of the employee base (9,404 people, -5.5% YoY).

Commercial decreased 2.0% YoY, mainly due to the efficiency initiatives with digitalization process, as well as FISTEL expenses and prepaid recharge fees reduction. These effects more than compensated commissioning expenses growth due to postpaid sales and other expenses with postpaid base (billing, collection and caring). In 9M17, the Commercial line remained stable (0.2% YoY) showing similar dynamics of the quarter

Network and Interconnection (ITX) costs fell 4.3% YoY following the same trend previous quarters. This line’s performance is influenced by the decrease of mobile termination rate (MTR) and the structurally lower costs for leased lines (lower prices due to Anatel Resolution 639 and fewer lines following the “Zero Leased Lines” project).

On the other hand, costs continue to be pressured by the combination of: (i) network expansion (+80% YoY on 4G sites and +14% YoY on 3G sites), mainly affecting land rental costs and in a lesser extent energy consumption and maintenance costs, and (ii) infrastructure sharing (which impacts costs and revenues) still growing two digits.

In 9M17, Network & ITX showed a slight reduction (-0.6% YoY) with MTR impacts and Resolution 639, more than offsetting costs increase with network expansion, network sharing and expenses with content providers.

In the quarter, Normalized General and Administrative Expenses (G&A) increased 2.8% YoY, almost in line with inflation of the last 12 months (IPCA +2.5%). This performance is also impacted by a lower comparative base in 3Q16, when these costs decreased 12.4% YoY in light of Efficiency Plan actions, mainly in third parties’ services line. In 9M17, the G&A is stable (0.1% YoY).

COGS slightly reduced the pace of decline compared to previous quarters and fell 13.7% in 3Q17, following the handset revenues dynamics. The abovementioned price reduction is a result of a change in supplier’s strategy, who started delivering high level equipments at more affordable prices. It’s important to noticed that TIM’s handset sales mix continues to evolve into high-value handsets, with sales volumes migrating from prepaid segment and concentrating on postpaid and control. As a result, the volume of equipment sold fell 5.9% YoY, driven by sales reduction to prepaid users. In 9M17, COGS decreased 16.4%.

Provisions for Doubtful Accounts (Bad Debt) increased 24.5% YoY, following the continuous growth of the postpaid base (+17.8% YoY) and hence revenues. Despite this performance, Bad Debt as a percentage of Gross Revenues remained at a healthy level (1.6%). In 9M17, Bad Debt rose 11.8% YoY, representing 1.4% of Gross Revenues in the period, denoting that default levels remain under control.

Normalized Other Operating Expenses increased 26.4% YoY in 3Q17, reversing the 2Q17 performance and closing 9M17 with an increase of 10.7% YoY, mainly explained by higher expenses with labor contingencies from third parties of previous years. The share of this line over total OPEX remains close to 3.9%.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$ 39.6 per gross addition in the third quarter, an increase of 40.4% YoY, due to higher commissioning expenses (higher postpaid mix in gross additions) and the increase in lock-in offers (discounted device offers).

1.9

Payback Months

Despite the increase in SAC, the SAC / ARPU ratio (indicating the payback per client) remained at a healthy level of 1.9 months.

FROM EBITDA TO NET PROFIT

EBITDA

In 3Q17, normalized EBITDA (excluding temporary effects in 3Q16) continued its growth path initiated in 3Q16 and posted a positive variation of 17.2%, surpassing R$ 1.5 billion. This growth is due to (i) increase in Service Revenues, (ii) strong performance of Data & Content Revenues, and (iii) cost reduction, following the current efficiency plan. In the 9M17, normalized EBITDA was R$ 4.2 billion, an increase of 13.9% YoY.

As well as EBITDA, the quarterly normalized margin expanded strongly and reached 37.4%, an increase equivalent to 4.0 p.p. compared to 3Q16. In 9M17, normalized EBITDA margin was 34.9%, 3.2 p.p. greater in YoY comparison.

The MTR impact on normalized EBITDA continues decreasing and, in 3Q17, it was equivalent to 0.6%. This movement is in accordance with the combined reduction in mobile interconnection revenues and costs.

Depreciation and Amortization (D&A) / EBIT

D&A increased 5.2% YoY in 3Q17. Depreciation reduced the pace (+1.2% YoY) as consequence of lower Capex in the last two years. Amortization increased 10.4% YoY, due to higher investments on software.  In 3Q17, normalized EBIT rose 48.8% YoY as result of higher EBITDA and D&A growth reduction. The reported EBIT increased 59.2% in the annual comparison and 44.0% YoY in 9M17.

NET FINANCIAL RESULT

In 3Q17, Net Financial result was negative in R$ 148 million, a worsening of R$ 72 million against 3Q16. The main impact was caused by financial revenues decrease due to a lower average cash in the quarter combined with a reduction in profitability as a result of the drop in the SELIC. In the 9M17, the result was 22.3% lower than 2016.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution totaled R$ 106 million in 3Q17, 41.3% more than in 3Q16, explained in part by the growth of the tax base, following results improvement and also by higher contingencies expenses that do not reduce the calculation basis. The effective rate was 27.5% in the quarter, lower than 28.9% in 3Q16. In 9M17, the amount was R$196 million, 39.4% above YoY with effective tax rate reaching 23.7% vs 26.6% same period last year.

NET INCOME

Net Income totaled R$ 279 million in the quarter, 51.6% higher than 3Q16. Earnings per Share (EPS) was R$ 0.12, 51.4% higher compared to R$ 0.08 in 3Q16. In 9M17, the Net Income was R$ 630 million (+63.1% YoY).

CAPEX

Capex totaled R$ 1,009 million, a reduction of 10.1% compared to 3Q16 due to efficiency in investments (strong decrease in equipment prices and better negotiations). About 90% of Capex was dedicated to infrastructure, especially transport network projects and 4G technology. In 9M17, Capex totaled R$ 2,487 million, down 11.4% YoY.

DEBT AND CASH

Gross Debt Totaled R$ 7,567 million at the end of 3Q17, including (i) the leasing recognition in a total amount of R$ 1,652 million (related to towers leaseback, LT Amazonas project and others financial leasing); and (ii) hedge position in an amount of R$ 39 million (reducing gross debt). When compared to 3Q16, debt decreased 1.5%.

Company's debt is concentrated in long-term contracts (78% of the total), mainly by financing from BNDES. Approximately 9% of total debt is denominated in foreign currency (USD), full hedged in local currency. Average debt cost excluding leasing effects was 10.0%, a reduction when compared to 12.5% in 3Q16.

At the end of 3Q17, Cash and Securities position totaled R$ 3,735 million, a decrease when compared to R$ 5,608 million in December 2016.

Main movements that affected cash and securities in 9M17 are presented below:

Average cash yield decreased to 9.4% in 3Q17 vs. 14.3% in 3Q16, (ex-FX Fund) following SELIC rate reduction.

In 3Q17 the Net Debt / EBITDA ratio was 0.67x, same level as in 3Q16. Net debt reached R$ 3,832 million at the end of 3Q17, an increase of approximately R$ 380 million when compared to the same period of previous year (R$ 3,455 million), mainly impacted by spectrum clean up payment.

Free Cash Flow

In 9M17, Operating Free Cash Flow (OFCF), excluding the 700Mhz license, rose R$ 1,071 million compared to 9M16, as a result of the EBITDA growth and efficiency in CAPEX allocation, coupled with a less negative working capital of R$ 213 million. In 3Q17, OFCF was positive in R$ 867 million, an increase when compared to R$ 736 million of 3Q16.

 QUALITY AND NETWORK

Regarding Anatel's quality KPIs, in the form of national average results, in the last 12 months (considering the most recent official data released by the regulator), TIM maintained solid performance, with all quality metrics above the Agency's target.

Instant Speed and Average Speed: Regarding Anatel metrics for instantaneous speed (SMP10) and average speed (SMP11), TIM kept both indicators above the target, ensuring a positive customer experience when using data in a scenario of strong data traffic growth. These results also indicate strong resilience of the Company’s network.

In addition to Anatel's official KPIs, the SpeedTest numbers (as measured by Ookla1) until August/2017 showed the ongoing improvement in the Company's network quality indicators, especially in relation to data usage. The continuous effort in network and quality are ensuring significant results, contributing to the evolution of the throughput (downlink and uplink) and, especially, latency, which is critical to attest the quality of user's data experience. It is important to highlight that TIM continues to present the largest number of measurements of the market on the 4G network in the SpeedTest, reinforcing the wide coverage and availability of the LTE service to customers.

It is worth mentioning that the Company continues to invest in digitization actions in order to improve the customer experience and increase processes efficiency. TIM believes that the digital transformation of its services must take place on several fronts, from sale / line activation to post-sales and self-service until collection and, finally, payment. In this way, the results have been very expressive, with 3x YoY growth in the digital activations of control lines and 80% YoY in the prepaid lines in the accumulated of the year. The number of users seeking service through TIM App and website grew 2.5x YoY in the same period. The number of customers that waive the issuance of physical invoices advanced 15% YoY in September, while online or through credit card and debit card payments rose 13% YoY in the same period.

NETWORK EVOLUTION

TIM continues committed to coverage, capacity and availability in 3Q17 and was able to improve all quality metrics and provide a better customer experience, while maintaining its leadership in 4G-covered cities. Quality coupled with coverage is fundamental to attract and maintain customer base of value, while the company evolves in the postpaid segment.

Infrastructure is one of the strategic pillars of the Company and the commitment to efficient development with Capex allocation of 90% dedicated to infrastructure in 3Q17, in order to support the growing data traffic. The infrastructure improvement and growth is supported by ongoing projects, such as the expansion of the optical fiber network, the densification of sites, the expansion of hetnet coverage, the refarming of the frequency and the aggregation of carriers in two or three frequencies, depending on the place.

The hetnet project reached 3.9 thousand new hotspots in the whole country, a 9% increase when compared to 3Q16 and the optical fiber network exceeded 80 thousand kilometers, representing an increase of 12% over the same period.

In 4G, TIM kept the leadership in the cities covered by the technology, reaching 2,401 cities, or 86% of the urban population of the country, an increase of more than 220% in the number of covered cities, compared to 3Q16. To support this expansion, the number of 4G sites grew 80%, surpassing the amount of 3G sites.

Such relevant expansion in the 4G is supported by the spectrum refarming which uses the 1,800 MHz band and reorganizes the frequency utilization according to the spectrum availability redirecting it to the new technology (from 2G to 4G). This enables us to optimize coverage, deploying Capex more efficiently. At this stage of the project, TIM is able to free additional 5MHz slots, increasing the capacity of its network while testing refarming in other bands.

In addition, TIM continues the development of LTE network, 4G, using the 700MHz frequency, operating in 301 cities. The 4G activation in the 700 MHz band allows greater signal reach with higher download and upload speed, as well as lower latency, providing a significant improvement in the customers' use experience. Being a lower frequency, the range of coverage can be four times larger than 2,600 MHz band, as well as providing greater penetration in indoor environments.

3G technology also continues to evolve, TIM expanded its coverage to 3,128 cities, or 90% of the country's urban population in 3Q17, a 50% increase in terms of covered cities, compared to the same period of the previous year. GSM coverage remained stable, 95% of the urban population.

The network expansion on several fronts enables TIM to maintain the innovative position and explore new technologies, such as VoLTE and WTTX. The Company was the first operator in Latin America to offer VoLTE, voice over LTE network, technology that allows the connections, now carried out through circuits, to evolve into 100% IP data network, ensuring efficiency and stability. Other main benefit to users are: simultaneous navigation using the 4G, reduced battery consumption and shorter connection establishment time.

The use of WTTX, Wireless-To-The-X, technology that allows to provide the wireless broadband via LTE network, allowed TIM to increase the portfolio of residential solutions. WTTX emerges as a quality choice to attend regions with broadband restrained demand due to the lack of offers and under developed fixed network infrastructure. The user can to navigate with stability and simple activation, through the "plug and play" model. The launch and expansion of this service was only possible thanks to TIM’s investments in the 4G network.

OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

Telecom market continue to show its customer base reduction trajectory saw in the previous quarters. The cleaning actions and the process of consolidating multiple chips are the main reasons of this dynamic.

TIM’s PERFORMANCE

TIM registered a customer base of 59.4 million active lines in the end of September/17, mainly impacted by prepaid customer base reduction. In 3Q17, TIM's total net adds were negative at 1.4 million lines, despite strong postpaid additions.

The postpaid customer base grew 17.8% YoY, totaling 16.8 million users in 3Q17. The quarter recorded strong net adds, totaling 935 thousand subscribers, almost the double of 3Q16 additions. The main reasons that influenced the base growth are: i) migration from prepaid to postpaid customers (mainly control), ii) number portability and iii) stable disconnection rate.

The prepaid is still presenting a high negative net adds. In 3Q17, the prepaid disconnected 2.4 million lines, slightly higher than recent quarters. The customer’s migration from prepaid to postpaid, as well as, the strict policy for base clean-up resulted in high number of disconnections.

Detailing the customer base by technology:

•

4G reached 24.8 million users. The 4G users increased 81.6% compared to 3Q16 and it shows the impact of the user’s migration from 3G to 4G. The result comes from the efforts to provide a better user experience, related to investments to increase the coverage, as well as quality of the LTE network.

•

3G totaled 21.6 million users in 3Q17. The migration to updated smartphones, with 4G technology and the focus on higher value customers led to a reduction of 31.7% in 3G users vs. 3Q16.

Smartphone total penetration reached 77.4% of customer base in September/17, a relevant increase of 5.8 p.p. when compared to September/16, as a result of the Company's strategy to equip its clients, in order to stimulate the data service penetration, especially in 4G technology.

FIXED BROADBAND MARKET

TIM Live continues presenting a solid performance in the main indicators are analyzed: revenues, customers, coverage and quality.

In 3Q17, Net Revenues increased 54.1% YoY. This performance is due to: (i) the customers base's growth of 25.6% YoY, reaching 376 thousand users in the end of September, 2017 and (ii) ARPU growth of 25.4% YoY.

In the operational scope, coverage (addressable households) increased 36.5% YoY, accompanied by a 9.1% YoY increase in the occupancy rate of MSANs. Live's quality of service continues to be recognized, in the last 36 months it led by 33 times Netflix's providers ranking in Brazil.

The fixed broadband initiative through WTTx technology (TIM Casa Internet) continues evolving in soft launch and operates in 5 cities – Rio Verde (MT), Campo Grande (MT), Cuiabá (MT), Várzea Grande (MT) e Rio Branco (MT). The service is provided through the mobile network using 700MHz spectrum, ensuring a high satisfaction rate, 76% (vs. 57% of the Broadband market). Since the beginning of the tests, the profile of the clients that acquired the solution is composed of users who did not have access to residential internet (72%).

CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY - ENERGY CONSUMPTION

In line with the principles of its Environmental Policy and Climate Change Management, TIM considers energy efficiency as one of its challenges.

Description	9M17	9M16	% YoY
Electricity, in MWh	529,713¹	346,037	53
Fuels, in liters	800,001¹	965,610	-17

              (1) Data subject to change after closing of external verification

Despite the expected increase in energy consumption, due to the expansion of the network infrastructure, TIM invests in energy efficiency actions. Some examples of these actions are:

•

Swap Project (replacement of old access equipment for more modern and efficient models);

•

RAN Sharing agreements (network infrastructure sharing model with other telecom operators);

•

FreeCooling (container ventilation system of Equipment through the installation of refrigeration equipment on sites, which reduces the use of energy and refrigerant gases in air conditioning equipment).

(Indicators EN3 and EN6, GRI2 G4)

GOVERNANCE

TIM adheres to good Corporate Governance practices and values transparency, accountability, equity and corporate social responsibility. The following are the highlights for 3Q17 regarding the activities carried out by the Company's Board of Directors and the Advisory Committees:

Activities of the Board of Directors

o

Members: 10 members (3 independent);

o

Meetings: 1 meeting, average attendance of 90%;

o

Most relevant activities:

▪

Analysis and approval of the Quarterly Financial Report for the year ended June 30th, 2017;

▪

Knowledge of the activities of the Statutory Audit Committee;

▪

Deliberate on corporate reorganization study.

Activities of the Fiscal Council

o

Members: 3 members (3 independent);

o

Meetings: 1 meeting, rage attendance of 100%;

o

Most relevant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Independent Auditors SS for the year ended June 30th, 2017;

▪

Analysis and approval of the Quarterly Financial Report for the year ended June 30th, 2017;

Activities of the Statutory Audit Committee

o

Members: 3 members (3 independent);

o

Meetings: 4 meetings, average attendance of 100%;

o

Most relevant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Independent Auditors SS for the year ended June 30th, 2017;

▪

Analysis of the Quarterly Financial Report for the year ended June 30th, 2017;

▪

Analysis and evaluation of complaints received through the Complaints Channel;

▪

Analysis of Enterprise Risk Management Process;

▪

Analysis of Conflict of Interest Policy;

▪

Knowledge of the Network Plan;

▪

Knowledge of the Management by Objectives for the 2017 financial year;

▪

Opinion on agreements with related parties;

▪

Supervision and evaluation of the work of the Internal Audit and Compliance.

Activities of the Control and Risk Committee

o

Members: 5 members (2 independent);

o

Meetings: 1 meeting with average attendance of 80%;

o

Most relevant activities:

▪

Supervision and evaluation of the work of the Internal Audit and Compliance.

▪

Analysis of Conflict of Interest Policy;

▪

Analysis and evaluation of complaints received through the Whistleblower Channel.

 STOCK EXCHANGE PERFORMANCE

The Company's shares, TIMP3, closed 3Q17 at R$ 11.55, an increase of 46.2% compared to 3Q16. In the same period, Ibovespa (the main Brazilian index of the B3 stock exchange) appreciated 27.3%. The Company's ADRs, TSU, closed 3Q17 at USD 18.28, an increase of 49.3% compared to 3Q16. In 2017, the Company's shares and ADRs accumulated a significant increase of 47.5% and 54.9%, respectively, while Ibovespa increased 23.4%.

 SUBSEQUENT EVENTS

Payment of interest on capital

The Company announces that its Board of Directors approved the distribution of R$ 190,000,000.00 (one hundred and ninety million reais) as Interest on Equity.

The payment will start on November 24th, 2017, being November 14th, 2017 the date for identification of eligible shareholders to receive it. In this way, the shares acquired after this date will not have rights over interest on equity distribution.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2016 (3Q16) and second quarter of 2017 (2Q17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephones: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

| DESCRIPTION | 3Q17 | 3Q16 | % YoY | 2Q17 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **ASSETS** | **31,972** | **32,837** | **-2.6%** | **32,089** | **-0.4%** |
| **CURRENT ASSETS** | **7,645** | **9,207** | **-17.0%** | **7,861** | **-2.7%** |
| Cash and cash equivalents | 3,318 | 3,734 | -11.1% | 3,423 | -3.0% |
| Short-term investments | 416 | 493 | -15.5% | 5 | 8101.1% |
| Accounts receivable | 2,449 | 2,852 | -14.1% | 2,655 | -7.8% |
| Inventories | 118 | 174 | -32.1% | 162 | -27.1% |
| Indirect recoverable Taxes | 420 | 798 | -47.3% | 528 | -20.5% |
| Direct recoverable Taxes | 204 | 345 | -40.8% | 185 | 10.3% |
| Prepaid expenses | 323 | 360 | -10.3% | 564 | -42.7% |
| Derivative contracts | 56 | 84 | -32.4% | 62 | -9.5% |
| Leasing | 2 | 2 | -12.8% | 3 | -21.9% |
| Other assets | 337 | 365 | -7.6% | 273 | 23.4% |
| **NONCURRENT** | **24,327** | **23,631** | **2.9%** | **24,228** | **0.4%** |
| **Noncurrent assets** | **2,849** | **2,717** | **4.8%** | **2,847** | **0.1%** |
| Long-term investments | - | - | n.a. | - | n.a. |
| Accounts receivable | 27 | 23 | 19.1% | 25 | 9.0% |
| Indirect recoverable Taxes | 936 | 757 | 23.7% | 938 | -0.2% |
| Direct recoverable Taxes | 207 | 192 | 8.3% | 205 | 1.3% |
| Deferred income and social contribution taxes | - | 74 | n.a. | 30 | n.a. |
| Judicial deposits | 1,358 | 1,243 | 9.2% | 1,339 | 1.4% |
| Prepaid expenses | 46 | 58 | -21.1% | 47 | -1.6% |
| Derivative contracts | 30 | 157 | -80.7% | 47 | -35.3% |
| Leasing | 205 | 201 | 1.8% | 204 | 0.4% |
| Other assets | 39 | 12 | 215.3% | 13 | 206.6% |
| **Permanent Assets** | **21,478** | **20,914** | **2.7%** | **21,381** | **0.5%** |
| Property, plant and equipment | 10,485 | 10,376 | 1.0% | 10,354 | 1.3% |
| Intangibles | 10,994 | 10,537 | 4.3% | 11,027 | -0.3% |
| **LIABILITIES** | **31,972** | **32,837** | **-2.6%** | **32,089** | **-0.4%** |
| **CURRENT LIABILITIES** | **5,826** | **6,249** | **-6.8%** | **5,898** | **-1.2%** |
| Loans and financing | 1,561 | 964 | 61.9% | 1,563 | -0.1% |
| Derivative contracts | 19 | 44 | -55.5% | 9 | 106.1% |
| Leasing | 125 | 85 | 47.9% | 118 | 5.8% |
| Suppliers | 2,492 | 2,848 | -12.5% | 2,653 | -6.1% |
| Salaries and related charges | 283 | 242 | 17.0% | 220 | 29.1% |
| Indirect taxes, charges and contributions | 316 | 440 | -28.3% | 341 | -7.3% |
| Direct taxes, charges and contributions | 246 | 284 | -13.4% | 159 | 54.3% |
| Dividends payable | 60 | 57 | 4.9% | 62 | -2.2% |
| Authorizations payable | 202 | 488 | -58.5% | 204 | -1.0% |
| Deferred Revenues | 513 | 789 | -35.0% | 561 | -8.6% |
| Other liabilities | 8 | 7 | 12.7% | 8 | 4.3% |
| **NON CURRENT LIABILITIES** | **8,320** | **9,621** | **-13.5%** | **8,646** | **-3.8%** |
| Loans and financing | 4,298 | 5,156 | -16.6% | 4,614 | -6.8% |
| Derivative contracts | 29 | 52 | -44.6% | 22 | 32.6% |
| Leasing | 1,733 | 1,682 | 3.1% | 1,724 | 0.5% |
| Authorizations to pay | 275 | 825 | -66.7% | 272 | 0.9% |
| Indirect taxes, charges and contributions | 3 | 0 | 2242.8% | 2 | 3.6% |
| Direct taxes, charges and contributions | 268 | 255 | 5.1% | 265 | 0.9% |
| Deferred income and social contribution taxes | 112 | 112 | 0.5% | 127 | -11.6% |
| Provision for contingencies | 536 | 414 | 29.7% | 541 | -0.8% |
| Pension plan | 2 | 1 | 24.4% | 2 | 0.0% |
| Asset retirement obligations | 20 | 23 | -12.8% | 18 | 12.3% |
| Deferred Revenues | 1,014 | 1,070 | -5.3% | 1,028 | -1.4% |
| Other liabilities | 31 | 31 | -0.1% | 31 | 0.0% |
| **SHAREHOLDERS' EQUITY** | **17,826** | **16,968** | **5.1%** | **17,545** | **1.6%** |
| Capital | 9,866 | 9,866 | 0.0% | 9,866 | 0.0% |
| Capital reserves | 1,570 | 1,444 | 8.7% | 1,568 | 0.1% |
| Income reserves | 5,763 | 5,274 | 9.3% | 5,763 | 0.0% |
| Accumulated losses | - | - | n.a. | - | n.a. |
| Treasury Stocks | (3) | (3) | -24.4% | (3) | -6.1% |
| Net Income for the period | 630 | 386 | 63.1% | 351 | 79.5% |

 Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

Attachment 3

TIM PARTICIPAÇÕES S.A.

Operating Free Cash Flow

 Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 Generated as of TIM analysis on the Ookla Speedtest results

2 GRI: Global Reporting Initiative, international reporting standard through performance indicators, on which TIM builds on its Sustainability Report.

Endnotes

¹ FX Fund

² Fixed Fund

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 7, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.